Exhibit 4.1

SECOND AMENDED NOTE AMENDMENT

Reference is made to those certain secured convertible promissory notes issued to Mark A Wilton (“Holder”) by Next 1 Interactive, Inc. (“Maker” or “Next 1”), dated April 15, 2011, April 15, 2011, April 15, 2011, October 14, 2011, January 3, 2012, January 12, 2012, May 15, 2012 and October 4, 2012, respectively, in the amounts of $4,388,526, $1,500,000, $211,000, $83,000, $100,000, $100,000, $75,000 and $505,000, respectively and totaling $6,962,526, copies of which are attached hereto (the “Notes”). Here in and thereafter the note in the amount of $4,388,526 shall be known as Note A. The note in the amount of $1,500,000 shall be known as Note B. The note in the amount of $211,000 shall be known as Note C.  The remaining five notes total $863,000 ($83,000, $100,000, $100,000, $75,000 and $505,000). The current balance of all of the above Notes after conversions, assignments and interest totals $6,009,326 as of October 31, 2014.  Capitalized terms used and not defined herein shall have the meanings set forth in the respective Notes. The non-audited net total in dollars for all the above notes: is $6,009,326 as of October 31, 2014.

1.	Note A, originally issued at $4,388,526, previously reduced to $4,385,326, will be further reduced to $2,148,326. $2,237,000 of this Note will be converted into Next 1 Interactive, Inc. common shares at $0.50 per share, or 4,474,000 common shares.

2.	Note B, originally issued at $1,500,000, has been previously reduced to $550,000 due to principal reductions and exchanges, including the exchanges into other Notes.

3.	Note C will remain the same - $211,000.

4.	The remaining Notes of $863,000 will continue to be convertible into Next 1 Interactive, Inc. common shares at $0.50 per share, or 1,726,000 common shares.

5.	In summary, the total amount of $3,100,000 ($2,237,000 and $863,000 above) of Notes will be converted into Next 1 Interactive, Inc. common shares at $0.50 per share, or 6,200,000 (4,474,000 and 1,726,000) common shares.

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6.	The Company will also issue 24,800,000 shares at $0.03 per share on the date of this Second Amendment.

WHEREAS, the Maker has sought the Holder’s consent to amend the Notes to help Maker build its business operations while allowing it to continue to only make interest payments to Holder.

 NOW, THEREFORE, in consideration of the mutual covenants contained herein below, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree to amend the Notes as follows:

1.	Interest is to be paid monthly. It is understood that the interest is due on the first day of each month and payable by the 15th of each month. On February 15, 2015 and March 15, 2015, the first two payments of $15,000 were made.

2.	The Maturity Date of the remaining $2,909,326 of Notes shall be extended to December 1st, 2016. In addition, on or after December 1, 2016, the Maker shall have the right to extend the Maturity Date of each of the Notes to December 1st, 2017 provided that all monthly interest payments of $15,000 due to Holder from Maker under the Notes have been paid.

3.	Interest on the $2,909,326 of Notes will be 6% and be paid monthly, with payments of $15,000 being made by the 15th of each month. The interest rate is tied to prime. As prime rises or gets lower, the rate will adjust.

4.	The remaining $2,909,326 of Notes will continue to carry the right for Holder to convert at any time into Next 1 common stock at a fixed amount of fifty cents ($0.50) cents per share AND will carry the right for Next 1 to force conversion into the Next 1 common stock based upon 80% of the 5 day trailing average closing price of the Next 1 common stock. Upon the conversion of these remaining Notes by the Holder, the Company will issue 23,274,608 shares at the closing price per share on the previous date prior to this conversion.

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5.	The $90,000 interest payment that was due October 15, 2014, has be paid through the issuance of $75,000 of Preferred B Stock of Next 1 and the issuance of 1,500,000 of Next 1 warrants at $0.01. The remaining $15,000 was paid by check prior to the execution of this agreement.

The $45,000 interest payment that was due January 15, 2015 was paid by check prior to the execution of this agreement.

Thereafter, starting February 2015, monthly payments of $15,000 are to be made by the 15th of each month. The interest payment is due on the first of each month and payable no later than the 15th of the month.

6.	The Notes, as amended by this Second Amendment along with the First Amendment executed on February 24, 2014, contain the entire agreement between the parties hereto regarding same, and there are no other agreements, warranties or representations which are not set forth therein or herein. This Amendment may not be modified or amended except by an instrument in writing duly signed by or on behalf of the parties hereto.

7.	This Amendment shall be governed by and construed and enforced in accordance with the local laws of the State of Florida applicable to agreements made and to be performed entirely within the State, without regard to conflict of laws principles.

8.	This Amendment may be executed simultaneously in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

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Executed May 15, 2015.

NEXT 1 INTERACTIVE, INC. (“MAKER”)	HOLDER:

By:	/s/Bill Kerby	By:	/s/Mark A. Wilton
	Bill Kerby – CEO		Mark A. Wilton

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